UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 January 2024)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 January 2024	Announcement Block listing Interim Review 02 January 2024
Announcement Transaction in Own Shares 02 January 2024	Announcement Transaction in Own Shares 03 January 2024
Announcement Transaction in Own Shares 04 January 2024	Announcement Transaction in Own Shares 08 January 2024
Announcement Publication of a Prospectus 08 January 2024	Announcement Transaction in Own Shares 08 January 2024
Announcement Transaction in Own Shares 09 January 2024	Announcement Director/PDMR Shareholding 10 January 2024
Announcement Director/PDMR Shareholding 10 January 2024	Announcement Transaction in Own Shares 11 January 2024
Announcement Transaction in Own Shares 12 January 2024	Announcement Transaction in Own Shares 15 January 2024
Announcement Holding(s) in Company 15 January 2024	Announcement Holding(s) in Company 15 January 2024
Announcement Transaction in Own Shares 15 January 2024	Announcement Transaction in Own Shares 16 January 2024
Announcement Transaction in Own Shares 17 January 2024	Announcement Transaction in Own Shares 18 January 2024
Announcement Transaction in Own Shares 19 January 2024	Announcement Transaction in Own Shares 22 January 2024
Announcement Transaction in Own Shares 23 January 2024	Announcement Transaction in Own Shares 24 January 2024
Announcement Transaction in Own Shares 25 January 2024	Announcement Transaction in Own Shares 26 January 2024
Announcement Transaction in Own Shares 29 January 2024	Announcement Diageo plc publishes recast USD financials 30 January 2024
Announcement Transaction in Own Shares 30 January 2024	Announcement Transaction in Own Shares 31 January 2024

Diageo PLC – Total Voting Rights
Dated 02 January 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2023 consisted of 2,446,938,793 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 209,672,644 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,237,266,149 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 January 2024

Diageo PLC – Block listing Interim Review
Dated 02 January 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

BLOCK LISTING SIX MONTHLY RETURN

Date: 2 January 2024

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2023	To:	31 December 2023
Balance of unallotted securities under scheme(s) from previous return:		236,111
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		7,776
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		228,335
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2023	To:	31 December 2023
Balance of unallotted securities under scheme(s) from previous return:		45,030
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,911
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		41,119
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Diageo PLC – Transaction in Own Shares
Dated 02 January 2024

Diageo plc

Transaction in Own Shares
02 January 2024
Diageo plc ('Diageo') announces that on 02 January 2024 it has purchased 139,933 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 January 2024	139,933	2,860.00	2,792.00	2,817.71	XLON
02 January 2024	-	-	-	-	CHIX
02 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4338Y_1-2024-1-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 January 2024

Diageo plc

Transaction in Own Shares
03 January 2024
Diageo plc ('Diageo') announces that on 03 January 2024 it has purchased 170,527 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 January 2024	170,527	2,837.00	2,774.50	2,792.18	XLON
03 January 2024	-	-	-	-	CHIX
03 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5800Y_1-2024-1-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 January 2024

Diageo plc

Transaction in Own Shares
04 January 2024
Diageo plc ('Diageo') announces that on 04 January 2024 it has purchased 143,624 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 January 2024	143,624	2,814.50	2,786.50	2,802.55	XLON
04 January 2024	-	-	-	-	CHIX
04 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7149Y_1-2024-1-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 January 2024

Diageo plc

Transaction in Own Shares
05 January 2024
Diageo plc ('Diageo') announces that on 05 January 2024 it has purchased 163,505 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 January 2024	163,505	2,781.00	2,726.50	2,759.66	XLON
05 January 2024	-	-	-	-	CHIX
05 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8577Y_1-2024-1-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of a Prospectus
Dated 08 January 2024

08 January 2024

PUBLICATION OF LISTING PROSPECTUS

On 3 October 2023, Diageo completed an SEC-registered $1.7 billion bond transaction consisting of $800 million 5.375% fixed rate notes due 2026 and $900 million 5.625% fixed rate notes due 2033 (the "Issuance"). Diageo announces that it has published a listing prospectus (the "Prospectus") in respect of the Issuance. The issuer of the notes was Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc.

The Prospectus was approved by the Financial Conduct Authority on 08 January 2024 and is available for viewing here:

http://www.rns-pdf.londonstockexchange.com/rns/9922Y_1-2024-1-8.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  .……….. ENDS

For further information please contact:

Investor relations:
Durga Doraisamy                     +44 (0) 7902 126 906
Andrew Ryan                            +44 (0) 7803 854 842
Brian Shipman                          + 1 (0) 917 710 3007
                                               investor.relations@diageo.com

Media relations:
Clare Cavana                            +44 (0) 7751 742 072
Isabel Batchelor                        +44 (0) 7731 988 857
                                               press@diageo.com

DISCLAIMER

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of notes under the Prospectus may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any notes offered and sold under the Prospectus may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

Diageo has filed a registration statement with the United States Securities and Exchange Commission (SEC) for the offering of the notes to which this communication relates. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of notes in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the SEC by Diageo plc and Diageo Capital plc. The prospectus in that registration statement (which is different from the Prospectus) and the prospectus supplement and other documents Diageo has filed with the SEC contain information about Diageo and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Capital plc
LEI: 213800L23DJLALFC4O95

Diageo PLC – Transaction in Own Shares
Dated 08 January 2024

Diageo plc

Transaction in Own Shares
08 January 2024
Diageo plc ('Diageo') announces that on 08 January 2024 it has purchased 152,996 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 January 2024	152,996	2,778.00	2,749.00	2,766.57	XLON
08 January 2024	-	-	-	-	CHIX
08 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0076Z_1-2024-1-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 January 2024

Diageo plc

Transaction in Own Shares
09 January 2024
Diageo plc ('Diageo') announces that on 09 January 2024 it has purchased 154,681 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 January 2024	154,681	2,767.50	2,740.50	2,759.48	XLON
09 January 2024	-	-	-	-	CHIX
09 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1524Z_1-2024-1-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 January 2024, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 January 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.90	297
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 January 2024, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 January 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.89	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 11 January 2024

Diageo plc

Transaction in Own Shares
10 January 2024
Diageo plc ('Diageo') announces that on 10 January 2024 it has purchased 149,411 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 January 2024	149,411	2,794.00	2,771.50	2,787.38	XLON
10 January 2024	-	-	-	-	CHIX
10 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3142Z_1-2024-1-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 January 2024

Diageo plc

Transaction in Own Shares
11 January 2024
Diageo plc ('Diageo') announces that on 11 January 2024 it has purchased 133,582 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 January 2024	133,582	2,813.00	2,790.00	2,801.68	XLON
11 January 2024	-	-	-	-	CHIX
11 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4578Z_1-2024-1-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Transaction in Own Shares
Dated 15 January 2024

Diageo plc

Transaction in Own Shares
12 January 2024
Diageo plc ('Diageo') announces that on 12 January 2024 it has purchased 140,244 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 January 2024	140,244	2,818.00	2,766.00	2,795.57	XLON
12 January 2024	-	-	-	-	CHIX
12 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6047Z_1-2024-1-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Holding(s) in Company
Dated 15 January 2024

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0002374006

Issuer Name
DIAGEO PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Massachusetts Financial Services Company

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

20-Dec-2023

6. Date on which Issuer notified

12-Jan-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.990000	0.000000	4.990000	111915010
Position of previous notification (if applicable)	5.020000	0.000000	5.020000
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stock		111915010		4.990000
Sub Total 8.A	111915010		4.990000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

12-Jan-2024

13. Place Of Completion

Boston

Diageo PLC – Holding(s) in Company
Dated 15 January 2024

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0002374006

Issuer Name
DIAGEO PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Massachusetts Financial Services Company

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

11-Jan-2024

6. Date on which Issuer notified

12-Jan-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.030000	0.000000	5.030000	112717247
Position of previous notification (if applicable)	4.990000	0.000000	4.990000
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stocks		112717247		5.030000
Sub Total 8.A	112717247		5.030000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company	5.030000		5.030000%
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

12-Jan-2024

13. Place Of Completion

Boston

Diageo PLC – Transaction in Own Shares
Dated 15 January 2024

Diageo plc

Transaction in Own Shares
15 January 2024
Diageo plc ('Diageo') announces that on 15 January 2024 it has purchased 133,886 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 January 2024	133,886	2,809.00	2,783.50	2,798.98	XLON
15 January 2024	-	-	-	-	CHIX
15 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7608Z_1-2024-1-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 January 2024

Diageo plc

Transaction in Own Shares
16 January 2024
Diageo plc ('Diageo') announces that on 16 January 2024 it has purchased 154,141 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 January 2024	154,141	2,807.00	2,768.50	2,787.66	XLON
16 January 2024	-	-	-	-	CHIX
16 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9045Z_1-2024-1-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 January 2024

Diageo plc

Transaction in Own Shares
17 January 2024
Diageo plc ('Diageo') announces that on 17 January 2024 it has purchased 203,506 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 January 2024	203,506	2,763.00	2,730.00	2,746.76	XLON
17 January 2024	-	-	-	-	CHIX
17 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0632A_1-2024-1-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 January 2024

Diageo plc

Transaction in Own Shares
18 January 2024
Diageo plc ('Diageo') announces that on 18 January 2024 it has purchased 197,028 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 January 2024	197,028	2,745.00	2,712.00	2,732.85	XLON
18 January 2024	-	-	-	-	CHIX
18 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2120A_1-2024-1-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 January 2024

Diageo plc

Transaction in Own Shares
19 January 2024
Diageo plc ('Diageo') announces that on 19 January 2024 it has purchased 206,052 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 January 2024	206,052	2,762.00	2,699.50	2,721.66	XLON
19 January 2024	-	-	-	-	CHIX
19 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3619A_1-2024-1-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 January 2024

Diageo plc

Transaction in Own Shares
22 January 2024
Diageo plc ('Diageo') announces that on 22 January 2024 it has purchased 204,387 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 January 2024	204,387	2,733.50	2,705.50	2,714.02	XLON
22 January 2024	-	-	-	-	CHIX
22 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5208A_1-2024-1-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 January 2024

Diageo plc

Transaction in Own Shares
23 January 2024
Diageo plc ('Diageo') announces that on 23 January 2024 it has purchased 214,724 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 January 2024	214,724	2,710.50	2,677.00	2,691.82	XLON
23 January 2024	-	-	-	-	CHIX
23 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6746A_1-2024-1-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 January 2024

Diageo plc

Transaction in Own Shares
24 January 2024
Diageo plc ('Diageo') announces that on 24 January 2024 it has purchased 209,289 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 January 2024	209,289	2,718.50	2,687.00	2,696.04	XLON
24 January 2024	-	-	-	-	CHIX
24 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8213A_1-2024-1-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 January 2024

Diageo plc

Transaction in Own Shares
25 January 2024
Diageo plc ('Diageo') announces that on 25 January 2024 it has purchased 194,270 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 January 2024	194,270	2,719.00	2,700.00	2,711.73	XLON
25 January 2024	-	-	-	-	CHIX
25 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9735A_1-2024-1-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 January 2024

Diageo plc

Transaction in Own Shares
26 January 2024
Diageo plc ('Diageo') announces that on 26 January 2024 it has purchased 27,534 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 January 2024	27,534	2,837.00	2,800.00	2,818.34	XLON
26 January 2024	-	-	-	-	CHIX
26 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1238B_1-2024-1-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 January 2024

Diageo plc

Transaction in Own Shares
29 January 2024
Diageo plc ('Diageo') announces that on 29 January 2024 it has purchased 110,948 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 January 2024	110,948	2,865.00	2,825.00	2,840.32	XLON
29 January 2024	-	-	-	-	CHIX
29 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2820B_1-2024-1-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 January 2024

Diageo plc

LEI: 213800ZVIELEA55JMJ32

30 January 2024

Diageo plc publishes recast US dollar financial information

As announced on 1 August 2023 with its Preliminary Results for the financial year ended 30 June 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollars starting 1 July 2023 - with this change being applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus.

Diageo has also decided to change its presentation currency from sterling to US dollars with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

Unaudited recast primary financial statements and selected unaudited recast historical consolidated financial information of the Diageo group as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023, which reflect the change in the presentation currency of Diageo from sterling to US dollars mentioned above, are set out in the document accessible via the below URL to help the understanding of Diageo's past performance and financial position on a re-presented basis, in US dollars. To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3832B_1-2024-1-30.pdf

Diageo's unaudited interim financial statements as of and for the six months ended 31 December 2023 used US dollars as the presentation currency.

  ENDS

For further information, please contact:

Investor relations:Durga DoraisamyAndy Ryan	+44 (0) 7902 126 906+44 (0) 7803 854 842investor.relations@diageo.com
Media relations:Clare CavanaIsabel Batchelor	+44 (0) 7751 742 072+44 (0) 7731 988 857press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 30 January 2024

Diageo plc

Transaction in Own Shares
30 January 2024
Diageo plc ('Diageo') announces that on 30 January 2024 it has purchased 123,795 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 January 2024	123,795	2,870.00	2,727.50	2,813.45	XLON
30 January 2024	-	-	-	-	CHIX
30 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4331B_1-2024-1-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 January 2024

Diageo plc

Transaction in Own Shares
31 January 2024
Diageo plc ('Diageo') announces that on 31 January 2024 it has purchased 298 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 January 2024	298	2,875.50	2,831.50	2,857.37	XLON
31 January 2024	-	-	-	-	CHIX
31 January 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5938B_1-2024-1-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary